

UNITED STATES
IES AND EXCHANGE COMMISSION
Washington, D.C. 20549



OMB APPROVAL	
OMB Number:	3235-0123
Expires:	October 31, 2004
Estimated average burden hours per response......	12.00

ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8- 47688

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 07/01/02 (MM/DD/YY) AND ENDING 06/30/03 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Meadowbrook Securities, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

888 West Big Beaver Rd. Suite 790
(No. and Street)

Troy,	Michigan	48084
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Michael Garavaglia (248) 273-9034
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Groen, Kluka & Company, P.C.
(Name – *if individual, state last, first, middle name*)

888 West Big Beaver Rd. Suite 790	Troy,	Michigan	48084
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
SEP 03 2003
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Michael Garavaglia, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Meadowbrook Securities, Inc., as of June 30, 20 03, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

Signature

President

Title

LAURA CURRAN
Notary Public, Oakland County, MI
My Commission Expires 12/20/2006

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

MEADOWBROOK SECURITIES, INC.

FINANCIAL STATEMENTS AND REPORT OF
INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

June 30, 2003

TABLE OF CONTENTS



Groen, Kluka & Company, P.C.
Certified Public Accountants and Management Consultants



888 West Big Beaver Road, Suite 790
Troy, Michigan 48084
(248) 362-5000, Facsimile (248) 362-0999
Website: http://www.gkcopc.com

Members of CPA Associates International
With over 230 member offices worldwide

REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

Board of Directors
Meadowbrook Securities, Inc.

We have audited the accompanying balance sheet of Meadowbrook Securities, Inc. as of June 30, 2003, and the related statements of operations, stockholders' equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and the significant estimates made by the management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Meadowbrook Securities, Inc. at June 30, 2003, and the results of its operations and its cash flow for the period then ended in conformity with accounting principles generally accepted in the United States of America.

Groen, Kluka & Company, P.C.

August 21, 2003

MEADOWBROOK SECURITIES, INC.

BALANCE SHEET

June 30, 2003

ASSETS

ASSETS	
Cash	$ 4,300
Cash deposits with with clearing organizations	100,000
Accounts receivable	3,982
Deposits and other	2,782
	$ 111,064

LIABILITIES AND STOCKHOLDERS' EQUITY

LIABILITIES	
Accounts payable - clearing organizations	$ 60
Accrued expenses	16,562
Accounts payable-related party (Note D)	38,463
	55,085
COMMITMENTS (Note E)	-
STOCKHOLDERS' EQUITY (Note C)	
Common stock - authorized, 1,000 shares; issued and outstanding, 107 shares	107
Additional paid-in capital	237,408
Retained earnings	(181,536)
	55,979
	$ 111,064

The accompanying notes are an integral part of this statement.

MEADOWBROOK SECURITIES, INC.

STATEMENT OF OPERATIONS

For the year ended June 30, 2003

Revenues	
Commissions and fees (Note D)	$189,090
Interest	1,486
Trading revenue	2,047
	192,623
Expenses	
Salaries, wages and benefits	140,820
Commissions and brokerage	7,090
Occupancy and equipment	15,180
Interest	-
Professional services	500
Advertising and business promotion	669
Office supplies and expenses	12,383
Other operating expenses	652
	177,294
Income before income taxes	15,329
Income tax expense (Note B)	-
Net income	$ 15,329

The accompanying notes are an integral part of this statement.

MEADOWBROOK SECURITIES, INC.

STATEMENT OF STOCKHOLDERS' EQUITY

For the year ended June 30, 2003

	Common Stock	Additional Paid-in Capital	Retained Earnings
Balance at June 30, 2002	$ 107	$237,408	$(196,865)
Net income for year	-	-	15,329
Balance at June 30, 2003	$ 107	$237,408	$(181,536)

The accompanying notes are an integral part of this statement.

MEADOWBROOK SECURITIES, INC.

STATEMENT OF CASH FLOWS

For the year ended June 30, 2003

Cash flows from operating activities		
Net income		$ 15,329
Adjustments to reconcile net income to net cash provided by operating activities:		
Decrease in deposits and other	$ 1,542	
Increase in accounts payable	16,622	
Decrease in receivables	11,018	
Decrease in accrued liabilities	-	
Decrease in income taxes payable	-	29,182
Net cash provided by operating activities		44,511
Cash flows provided by financing activities		
Receipts from officers	-	
Receipts from related party	55,256	
Repayments to related party	(16,793)	38,463
Net increase in cash		82,974
Cash at beginning of year		21,326
Cash at June 30, 2003		$104,300
Cash paid during the year for interest		$ -

The accompanying notes are an integral part of this statement.

MEADOWBROOK SECURITIES, INC.

NOTES TO FINANCIAL STATEMENTS

June 30, 2003

NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

A summary of the significant accounting policies consistently applied, in the preparation of the accompanying financial statements follows:

1. General

The Company conducts a general securities business as a securities broker/dealer and as a registered investment advisor and must meet the requirements of the 1934 Securities Act and the 1940 Investment Advisors Act. The company is a wholly-owned subsidiary of Meadowbrook Holdings, Inc.(Parent).

The client base of the Company is retail and institutional accounts located primarily in southeast Michigan. The Company introduces all of its customers' accounts to New York Stock Exchange, Inc. member firms on a fully disclosed basis. As such, the Company does not carry customer funds or customer securities and is exempt from certain provisions of SEC Rule 15c3-3.

2. Furniture, Fixtures and Equipment

Furniture, fixtures and equipment are stated at cost less accumulated depreciation. Maintenance and repairs are charged to operations as incurred. Depreciation and amortization is charged to operations over the useful lives of the assets, five years, using accelerated depreciation methods.

3. Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that effect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

NOTE B - INCOME TAXES

The company files a consolidated federal income tax return with its' parent. The company's effective tax rate differs from the expected tax rate due to utilization of net operating loss carryforwards.

NOTE C - NET CAPITAL REQUIREMENTS

The Company is subject to Securities and Exchange Commission Uniform Net Capital Rule (15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined shall not exceed 15 to 1. At June 30, 2003, the Company had net capital of $50,664, which was $45,664 in excess of its required net capital of $5,000. The Company's ratio of aggregate indebtedness to net capital was 1.09 to 1.

NOTE D - RELATED PARTY TRANSACTIONS

Accounts payable-related party consists of the following at June 30, 2003:

Balance at June 30, 2002	$ -
Cash advances	55,256
Repayments	(16,793)
Balance at June 30, 2003	$ 38,463

The Company received management and advisory fee income from MMS Securities, Inc., a Company related via common stock ownership, of $125,000 for the year ended June 30, 2003.

NOTE E - LEASE COMMITMENTS

The Company leases office facilities under a lease classified as an operating lease. The Company is responsible for taxes, utilities and maintenance of the property. Rent expense was $13,200 for the year ended June 30, 2003.

Future minimum lease payments required under operating leases with remaining lease terms in excess of one year as of June 30, 2003 are as follows:

2004	$37,200
2005	34,100
	$71,300

SUPPLEMENTAL INFORMATION



Groen, Kluka & Company, P.C.
Certified Public Accountants and Management Consultants



888 West Big Beaver Road, Suite 790
Troy, Michigan 48084
(248) 362-5000, Facsimile (248) 362-0999
Website: http://www.gkcopc.com

Members of CPA Associates International
With over 230 member offices worldwide

REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS ON SUPPLEMENTAL INFORMATION

Board of Directors
Meadowbrook Securities, Inc.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole of Meadowbrook Securities, Inc., for the year ended June 30, 2003, which are presented in the preceding section of this report. The supplemental information presented hereinafter is for purposes of additional analysis and is not a required part of the basic financial statements. Such information has been subjected to the audit procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Groen, Kluka & Company, P.C.

August 21, 2003

MEADOWBROOK SECURITIES, INC.

SCHEDULE OF COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION

June 30, 2003

NET CAPITAL		
Total stockholders' equity (qualifying).....		$55,979
Non-allowable assets		
Deposits and receivables	$ 4,349	
Haircuts on investments	966	5,315
Net capital		50,664
Net capital requirement		5,000
Excess net capital		$45,664
AGGREGATE INDEBTEDNESS		
Total liabilities		$55,085
Net capital per above		$50,664
Ratio of aggregate indebtedness to net capital		109%
RECONCILIATION WITH COMPANY'S COMPUTATION		
Net capital, as reported in Company's Part II Focus report		$50,664
Non-allowable assets erroneously reported as allowable		-
Other - adjustment for state taxes		-
Net capital per above		$50,664